               May 18, 2015
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Kevin Woody, Branch Chief

Re:          Genpact Limited
Form 10-K for the year ended December 31, 2014
Filed on February 27, 2015
File No. 001-33626

Dear Mr. Woody:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the year ended December 31, 2014 (the “Annual Report”), as set forth in your letter dated May 6, 2015 (the “Comment Letter”).

Form 10-K for the year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Bookings, page 47

1)
We note your response to our prior comment one. In future filings, please specifically identify new bookings as an operating or other statistical measure. Additionally, to the extent material, please disclose the reasons for the change in new bookings for the periods presented.

Response: The Company confirms that in future filings it will specifically identify new bookings as an operating or other statistical measure and, to the extent material, disclose the reasons for the change in new bookings for the periods presented.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me on (212) 896-6681 or, in my absence, Heather D. White, Deputy General Counsel on (646) 624-5913, with any questions you may have regarding this response or if you need further information. Thank you for your consideration.

Sincerely,

/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick
Chief Financial Officer